

May 14, 2014

Via E-mail
Frederico Pinheiro Fleury Curado
President and Chief Executive Officer
Embraer S.A.
Av. Brigadeiro Faria Lima, 2170, F-56, térreo, sala 2656
12227-901 – São José dos Campos, SP, Brazil

> **Re:** **Embraer S.A.**
> **Registration Statement on Form F-4**
> **Filed April 18, 2014**
> **File No. 333-195376**

Dear Mr. Curado:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Taxation, page 42

2. We note your discussion of Cayman Islands and Brazilian tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion as to Cayman Islands and Brazil tax laws would be required since the discussions reference tax consequences that would be material to investors. Please include tax opinions and consents of counsel with the next amendment and revise this section accordingly. Please also have counsel revise paragraph 9, clause (iv), of Exhibit 5.2 accordingly. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

Exhibit 5.1

3. Please have counsel revise the second paragraph on page 2 to remove the phrase "which are normally applicable to transactions of the type contemplated by the Exchange Offer." The above referenced phrase is an inappropriate opinion qualification. Counsel must provide a legal opinion based upon all applicable New York laws.

4. Please refer to the second paragraph on page 3. We note the use of the term "Transaction Agreement" without the term being defined. Please have counsel revise as applicable.

Exhibit 5.2

5. Please refer to paragraph 8 on page 3. Please have counsel delete the assumption contained in clause (iv).

6. Please have counsel revise the second to last paragraph on page 7. Participants in the exchange offer are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19. Please also have Cayman Islands counsel revise the third to last paragraph on page 2 of Exhibit 5.3 accordingly.

Exhibit 5.3

7. Please refer to Schedule 2. Please have counsel delete the assumptions contained in paragraphs 9, 10, 12, 13 and 21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Richard S. Aldrich, Jr., Esq.
        Skadden, Arps, Slate, Meagher & Flom, LLP